

August 17, 2012

Via E-mail
Mr. Peter Klamka, President
WTTJ, Inc.
1000 Country Club Road
Ann Arbor, MI 48105

>   **Re: WTTJ, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed July 23, 2012**
>   **File No. 333-181197**
>
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed March 30, 2012**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2012**
>   **Filed August 10, 2012**
>   **File No. 000-54082**

Dear Mr. Klamka:

        We have reviewed the above-referenced filings and your response letter dated July 20, 2012, and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 13, 2012.

General

1.   Please update your financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X.

2.   Revise your document so that the disclosure is organized as set forth in Form S-1. In Part II, the item number and item description should be presented for each item in the order set forth in Form S-1. Limited portions of the Part II information are currently included in the prospectus, but in most cases the required disclosure is missing entirely.

3.   As a related matter, you report under Item 12 of your Form 10-K for the fiscal year ended December 31, 2011, that you have nothing to report pursuant to Item 404(d) of Regulation S-K. Note 5 of the notes to your consolidated financial statements, however, reports that you funded operating expenses with non-interest bearing advances from your majority shareholder that are due on demand. Revise to provide in the appropriate part of your document all required disclosure regarding these advances. Tell us why you have

not filed any agreement(s) relating to the advances as exhibits or filed written summaries of the terms of any such arrangements that were not documented in writing.

Inside Front Cover Page

4.   Your prospectus remains un-paginated. Please ensure each page is numbered to correspond with the table of contents. Note that pages in "Part II" of your filing (which are not part of the prospectus or customarily delivered with the prospectus) typically bear a separate pagination system (i.e. II-1, II-2 et. seq.) Revise to present the table of contents on a single page, as required. To do so, eliminate references to subsections from the table of contents.

5.   We refer to prior comment 4. Revise your prospectus cover page to describe in detail the conditions that must be satisfied for the offering price of the shares to fluctuate at market prices.

6.   We refer to prior comment 3. Your amended filing indicates your status as an emerging growth company on the facing page of your registration statement but not on the cover page of your prospectus. Please revise to state that you qualify as an emerging growth company on the prospectus cover page.

Risk Factors

"We are not required to conduct an evaluation of the effectiveness of our internal controls at this time and have not done so…"

7.   You state that you will be required to provide management's report on the effectiveness of your internal controls over financial reporting beginning with the "first full fiscal year after the effective date of this offering." This statement appears inconsistent with your existing disclosure obligations and the disclosure in the December 31, 2011 Form 10-K. Revise or advise us of the basis for any belief that management's report on the effectiveness of internal controls over financial reporting will not be required and provided in all future annual reports.

Executive Compensation

Summary Compensation Table

8.   You state that since your incorporation, no stock options or stock appreciation rights were granted to any of your directors or executive officers, that none of your directors or executive officers exercised any stock options or stock appreciation rights, and that none of them hold unexercised stock options. But the summary compensation table lists other categories of compensation and you do not include amounts in the table for those categories or state that no compensation of those types was provided.

9.   Revise your summary compensation table to name Mr. Klamka as your chief executive officer and chief financial officer and clarify the amounts of each form of his compensation for each required period.

Exhibit 5

10.   The opinion of counsel provided as exhibit 5 concerns unspecified outstanding shares. Please ensure that the opinion paragraph specifically addresses the l54,000 shares listed in the fee table of the registration statement and referenced throughout the prospectus.

Form 10-K for the Fiscal Year ended December 31, 2011

11.   You report that there are no relationships and related transactions to report pursuant to Item 404 of Regulation S-K. In note 5 to your consolidated financial statements, however, you state that you funded operating expenses by means of advances from your majority shareholder. Please revise your Form 10-K and your registration statement to provide disclosure responsive to Item 404 of Regulation S-K as it pertains to the funds received from and owed to your majority shareholder.

12.   Part III of your Form 10-K (Items 10-14) provides a response of "none" with respect to each such disclosure item. Revise to present information that is responsive to the applicable disclosure guidelines. Although limited portions of the required disclosure are presented elsewhere in the Form 10-K, we note that the response to Item 13, which is incorrectly included as a response to Item 12, appears to be inconsistent with Note 5 of the notes to your consolidated financial statements.

Form 10-Q for the Quarter Ended June 30, 2012

Forward Looking Statements

13.   You state that the Form 10-Q includes forward-looking statements "within the meaning of" the Private Securities Litigation Reform Act of 1995. Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please either delete any references to the Private Securities Litigation Reform Act or make clear each time you refer to the Litigation Reform Act that the safe harbor does not apply to your company.

        You may contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any questions. Should you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                        Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
        Kevin M. Murphy Esq.